Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 11, 2015

JEM

iPath® GEMS IndexTM ETN

ETN Description

The iPath® GEMS IndexTM ETN (the “ETNs”) is designed to provide investors with exposure to the Barclays Global Emerging Markets Strategy (GEMS) IndexTM The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, obligations of or guaranteed by any third party. Any payment to be made on the ETNs, including any payments at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index between the inception date and the application valuation date.

An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risk associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.

Index Description

The Barclays Global Emerging Markets Strategy (GEMS) IndexTM (the “Index”) is designed to provide exposure to the total return on local currencies in specified emerging markets through short-term, liquid and diversified instruments.

The Index constituent currencies are the Hungarian forint, Polish zloty, Russian ruble, Turkish lira, South African rand, Argentine peso, Brazilian real, Chilean peso, Colombian peso, Mexican peso, Indian rupee, Indonesia rupiah, South Korean won, Philippine peso, and Thai baht. Owning the ETNs is not the same as owning the Index constituent currencies or a security directly linked to the performance of the Index.

ETN Details Index Details

Ticker JEM Index name Barclays Global Emerging Markets Strategy (GEMS) IndexTM

Intraday Indicative Value Ticker JEM.IV Composition Currencies

CUSIP 06739H453 Number of components 15

ISIN US06739H4535 Weighted average implied yield* 4.31%

Primary exchange NYSE Arca Bloomberg Index ticker BXIIGEM1

Investor Fee Rate1 0.89% per annum Index inception date 1/2/2007

Inception date 2/1/2008 Index sponsor Barclays Risk Analytics and Index Solutions Limited (BRAIS)

Maturity date 2/4/2038

Issuer Barclays Bank PLC * Based on the spot and forward fixings of the Index from the roll date on

Callable ETN No 06/17/2014. Calculated as the weighted average of the one month implied local deposit rates of the index constituent currencies derived from official

Index data as of such date.

1 The investor fee rate per ETN is 0.89% per year. The investor fee on the inception date was zero. On each subsequent calendar day until maturity or redemption, the investor fee will be equal to (1) the Investor Fee Rate times (2) the closing indicative note value on the immediately preceding calendar day (or the ex-coupon indicative value if such day was an index roll date) times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day.

JEM

Cumulative Return

Index Composition

Source: Barclays, BlackRock (based on daily returns since ETN inception date; 02/01/08-06/30/14).

Source: Barclays, as of 6/17/2014. Index composition is subject to change.

Annualized Performance, Standard Deviation And Correlation History

3-month 6-month 1-Year 3-Year 5-Year Since ETN Standard Index

Return % Return % Return % Return % Return % Inception Deviation % Correlations3

Annualized Annualized Annualized 02/01/08 Annualized2

Return %

Annualized

iPath® GEMS IndexTM ETN 1.01 -0.91 -4.13 -6.66 -1.98 -3.94 8.64 0.56

Barclays GEMS IndexTM 2.40 2.24 2.51 -1.10 2.93 1.85 8.57 1.00

S&P 500® TR Index 5.23 7.14 24.61 16.58 18.83 7.80 13.40 0.72

MSCI EAFE TR Index 4.09 4.78 23.57 8.10 11.77 2.29 19.16 0.83

MSCI Emerging Markets TR IndexSM 6.60 6.14 14.31 -0.39 9.24 1.45 17.05 0.90

Barclays U.S. Aggregate Bond TR Index 2.04 3.93 4.37 3.66 4.85 4.60 2.85 0.10

Bloomberg Commodity Index Total ReturnSM 0.08 7.08 8.21 -5.17 1.99 -4.96 15.02 0.69

Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014.

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. The MSCI Emerging Markets IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Bloomberg Commodity Index Total ReturnSM reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index plus the rate of interest that cound be earned on cash collateral invested in specified Treasury Bills.

ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results.

Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in an index. Past performance does not guarantee future results.

2 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 06/09-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays.

3 Correlations based on monthly returns for 06/09-06/14. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

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Top Index Holdings

Component Country Weight %

SOUTH KOREAN WON South Korea 7.38

Polish Zloty Poland 7.29

BRAZILIAN REAL Brazil 7.17

Indian Rupee India 7.17

Colombian Peso Colombia 6.80

Hungarian Forint Hungary 6.69

Russian Ruble Russia 6.65

MEXICAN PESO Mexico 6.63

Thai Baht Thailand 6.49

Phillipine Peso Philippines 6.47

Source: Barclays, as of 06/17/2014. Index composition is subject to change.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The

ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Exchange Rate Risk: Because the performance of the underlying index is linked to the exchange rates between the index constituent currencies and the US dollar, the level of the underlying index may be affected by unpredictable changes in currency prices, including as a result of government action. Because some or all of the index constituent currencies do not float freely and are currently either managed or pegged by their respective governments, and the exchange rates of managed and pegged currencies tend to fluctuate significantly less than those of free-floating currencies, there is limited potential for the increase in value of the underlying index.

Emerging Market Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. Investments in emerging market currencies carries the risk of loss from unfavorable fluctuations in currency exchange rates due to economic, social, political, financial and military conditions in the emerging markets. The ETNs may be subject to more volatility than investments outside of emerging markets.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or foreign exchange markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

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Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 20,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Barclays Global Emerging Markets Strategy (GEMS) IndexTM” is a trademark of Barclays Bank PLC.

© 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0742-1014

Not FDIC Insured—No Bank Guarantee—May Lose Value

1-877-764-7284 www.ipathetn.com

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